UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CARBON BLACK, INC.

(Name of Subject Company)

CALISTOGA MERGER CORP.

(Offeror)

(Names of Filing Persons)

VMWARE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Patrick Gelsinger

Chief Executive Officer

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA

(650) 427-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Brandon C. Parris

Michael G. O’Bryan

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,102,212,897	$254,789***

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 74,931,471 shares of issued and outstanding common stock, par value $0.001 per share (the “Shares”), of Carbon Black, Inc., a Delaware corporation (“Carbon Black”), multiplied by the offer price of $26.00 per Share and (b) 7,396,477 Shares issuable pursuant to outstanding vested options to acquire Shares from Carbon Black with an exercise price less than the offer price of $26.00 per share, multiplied by $20.82, which is the offer price of $26.00 per Share less the weighted-average exercise price for such options of $5.18 per Share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2019, effective October 1, 2018, by multiplying the transaction value by 0.0001212.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $254,789	Filing Party: Calistoga Merger Corp. and VMware, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 6, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (“SEC”) on September 6, 2019, by Calistoga Merger Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of VMware, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Carbon Black, Inc. (“Carbon Black”), at a price of $26.00 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 6, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1 through 9 and Item 11.

1. The information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Past Contacts or Negotiations with Carbon Black” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

The following paragraph replaces the first paragraph under the heading “Future Arrangements with Carbon Black Executives” on page 32 of the Offer to Purchase:

In connection with the Merger Agreement, Parent entered into offer letters with Messrs. Morley, Hansen, the Chief Operating Officer of Carbon Black, Polk, the Chief Product Officer of Carbon Black, Viscuso, the Chief Strategy Officer of Carbon Black and Webber, the Chief Financial Officer of Carbon Black, setting forth the terms and conditions of these executive officers’ continued employment with Parent from and after the closing of the Merger. The offer letters for Messrs. Morley, Hansen and Polk have been executed as of the date of this Offer to Purchase. The offer letters for Messrs. Viscuso and Webber were executed on October 3, 2019. The effectiveness of Parent offer letters is contingent on the closing of the Merger. The Carbon Black Board approved the retention of outside legal counsel to represent the executive officers in connection with these Parent offer letter negotiations.

The following paragraph replaces the second and third paragraphs under the heading “Future Arrangements with Carbon Black Executives” on page 32 of the Offer to Purchase:

The Parent offer letters for Messrs. Morley, Hansen, Polk, Viscuco and Webber supersede their existing employment arrangements described in the Schedule 14D-9 (each, an “Existing Employment Agreement”) and provide that, following the closing of the Merger, Messrs. Morley’s, Hansen’s, Polk’s, Viscuso’s and Webber’s annual base salary will be $515,000, $500,000, $380,000, $325,000 and $430,000 respectively, and target bonus opportunity will be 75%, 60%, 50%, 40% and 60%, respectively, of the executive’s base salary. The offer letters modify the definitions of “cause” and “good reason” for any accelerated vesting of Substituted Options (as defined below) and Parent RSUs (as defined below) held by the executives and severance rights and generally preserve only severance entitlements in the Existing Employment Arrangements triggered upon a qualifying termination within the 12 months following the Merger. Namely, the offer letters provide that in the event the applicable executive is terminated by Parent without “cause” (as such term is newly defined in the applicable offer letter) or the applicable executive resigns for “good reason” (as such term is newly defined in the applicable offer letter), in each case within 12 months following the closing of the Merger, subject to the execution and effectiveness of a release agreement, the executive will be entitled to the following, which are substantially the same benefits that the executive would have been entitled to receive under his Existing Employment Arrangement: (i) an amount equal to 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen, 9 months in the case of Messrs. Polk and Viscuso and 12 months in the case of Mr. Webber, of the applicable executive’s base salary, payable in substantially equal installments over the same period (except Mr. Webber’s cash severance, which is paid over 6 months); (ii) an amount equal to 150% in the case of Mr. Morley, 100% in the case of Messrs. Hansen and Polk, 75% in the case of Mr. Viscuso and 100% in the case of Mr. Webber, of the applicable executive’s annual target bonus for the year of termination, payable in substantially equal installments over 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen, 9 months in the case of Messrs. Polk and Viscuso and 6 months in the case of Mr.

Webber; (iii) if the executive is participating in Parent’s group health plan immediately prior to his termination and elects COBRA health continuation, a lump sum, taxable amount equal to COBRA Premiums for 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen, 9 months in the case of Messrs. Polk and Viscuso and 6 months in the case of Mr. Webber; and (iv) immediate acceleration of vesting of all then-outstanding Substitute Options and Parent RSUs (other than any Retention RSUs (as defined below)) held by the executive.

The following paragraph replaces the sixth paragraph under the heading “Future Arrangements with Carbon Black Executives” on page 33 of the Offer to Purchase:

As a condition of employment with Parent, Messrs. Morley, Hansen, Polk, Viscuso and Webber are each subject to Parent’s standard restrictive covenants agreement, including, without limitation, assignment of intellectual property rights and non-disclosure of proprietary and confidential information covenants. Mr. Webber will also be subject to the non-solicitation of customers and employees covenant in his existing restrictive covenants agreement with Carbon Black. In addition, Mr. Morley entered into a non-competition agreement with Parent.

2. The information set forth in the Offer to Purchase under “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

The following paragraphs replace the seventh paragraph under the subsection titled “Securityholder Litigation” on page 60 of the Offer to Purchase:

On September 17, 2019, Daniel Frey, a purported stockholder of Carbon Black, filed a lawsuit against Carbon Black and the Carbon Black Board in the United States District Court for the District of Colorado, captioned Frey v. Carbon Black, Inc. et al, case number 1:19-cv-02659 (the “Frey Complaint”). The complaint alleges, among other things, that the defendants violated Section 14(e) and 14(d)(4) of the Exchange Act by causing a Schedule 14D-9 Recommendation Statement to be filed with the SEC on September 6, 2019 that omits and/or misrepresents material information and against the Carbon Black Board under Section 20(a) of the Exchange Act as control persons. As relief, the complaint seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaration that defendants violated certain sections of the Exchange Act and rules promulgated thereunder, and the award of attorneys’ fees and expenses.

On September 27, 2019, Robert Lowinger, a purported stockholder of Carbon Black, filed a class action lawsuit against Carbon Black, the Carbon Black Board, Purchaser and Parent in the United States District Court for the Eastern District of New York, captioned Lowinger v. Carbon Black, Inc. et al, case number 1:19-cv-05493 (the “Lowinger Complaint”, and together with the Winkler Complaint, the Bayles Complaint, the Bushansky Complaint, the Grobman Complaint, the Wolf Complaint, the Jacques Complaint, and the Frey Complaint, collectively, the “Securities Complaints”). The complaint alleges, among other things, that the defendants violated Section 14(e) of the Exchange Act by causing a materially incomplete and misleading Schedule 14D-9 Recommendation Statement to be filed with the SEC on September 6, 2019, and against the Carbon Black Board under Section 20(a) of the Exchange Act as control persons. As relief, the complaint seeks, among other things, an injunction preventing the amendment of the Schedule 14D-9 Recommendation Statement, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by defendants for all damages caused to the plaintiff and the class, and the award of attorneys’ fees and expenses.

The following paragraph replaces the second paragraph under the subsection titled “Antitrust in Austria” on page 60 of the Offer to Purchase:

“At 6:00 p.m., New York City Time, on October 4, 2019, the four-week waiting period contemplated by the Austrian Cartel Act expired. The termination of the waiting period under the Austrian Cartel Act satisfies the last of the Regulatory Conditions necessary for the Offer.

On October 4, 2019, Parent and Carbon Black issued a joint press release announcing the expiration of the waiting period contemplated by the Austrian Cartel Act. The full text of the press release is attached as Exhibit (a)(5)(S) hereto and is incorporated by reference.”

3. The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent that, as of 5:39 p.m., New York City Time, on October 4, 2019, approximately 30,570,985 Shares of Carbon Black had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 41% of Carbon Black’s outstanding Shares.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(S)	Joint Press Release issued by VMware, Inc. and Carbon Black, Inc., dated October 4, 2019.

(d)(8)	Michael Viscuso Offer Letter.

(d)(9)	Stephen Webber Offer Letter.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 6, 2019.

(a)(1)(B)*	Letter of Transmittal, dated September 6, 2019.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated September 6, 2019.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 6, 2019.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 6, 2019.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on September 6, 2019.

(a)(5)(A)	Press Release of VMware, Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(a)(5)(B)	Q&A, dated August 22, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(C)	Blog Post by VMware, Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(D)	Blog Post by Dell Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(E)	E-mails to employees, dated August 22, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(F)	Talking Points, distributed August 22, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(G)	Customer Presentation, dated August 22, 2019 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(H)	Earnings Conference Call Slides, dated August 22, 2019 ((incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(I)	Earnings Call Transcript, dated August 22, 2019 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(J)	Carbon Black Town Hall Meeting Talking Points (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(K)	Social Media Posts (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(L)	Internal Blog to Dell Sales Community by Dell dated August 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 26, 2019).

(a)(5)(M)	Customer Communication (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 28, 2019).

(a)(5)(N)	Transcript of VMworld Strategy Session with VMware, Carbon Black and Pivotal Executives, August 28, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 29, 2019).

(a)(5)(O)	Supplemental Slides from VMworld Strategy Session with VMware, Carbon Black and Pivotal Executives, August 28, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 29, 2019).

(a)(5)(P)	Transcript of Dell, Inc. Investor Call, August 29, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 30, 2019).

(a)(5)(Q)*	Joint Press Release issued by VMware, Inc. and Carbon Black, Inc., dated September 10, 2019.

(a)(5)(R)*	Sanjay Poonen Interview on CNBC.

(a)(5)(S)	Joint Press Release issued by VMware, Inc. and Carbon Black, Inc., dated October 4, 2019.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 22, 2019, by and among VMware, Inc., Calistoga Merger Corp. and Carbon Black, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(d)(2)*	Confidentiality/Nondisclosure Agreement, dated July 23, 2019, by and between Carbon Black, Inc. and VMware, Inc.

(d)(3)	Form of Tender and Support Agreement, dated as of August 22, 2019, by and among VMware, Inc., Calistoga Merger Corp. and certain Carbon Black stockholders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(d)(4)*	Exclusivity Agreement, dated as of August 12, 2019, by and among VMware, Inc. and Carbon Black, Inc.

(d)(5)*	Thomas Hansen Offer Letter.

(d)(6)*	Patrick Morley Offer Letter.

(d)(7)*	Ryan Polk Offer Letter.

(d)(8)	Michael Viscuso Offer Letter.

(d)(9)	Stephen Webber Offer Letter.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CALISTOGA MERGER CORP.

By:	/s/ Craig Norris
	Name:	Craig Norris
	Title:	President and Secretary

VMWARE, INC.

By:	/s/ Craig Norris
	Name:	Craig Norris
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Dated: October 4, 2019